1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215-963-5000	Counselors at Law
Fax: 215-963-5001

March 28, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Manning & Napier Fund, Inc.

   File Nos. 002-92633 and 811-04087

Ladies and Gentlemen:

Our client, Manning & Napier Fund, Inc. (the “Fund”), has enclosed, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 65 to the Fund’s Registration Statement on Form N-1A, together with all Exhibits thereto. This filing is made pursuant to Rule 485(b) under the Act for the purpose of designating an effective date and to make non-material changes.

I hereby certify that this Post-Effective Amendment does not contain disclosure that renders it ineligible to be filed under Rule 485(b).

Please contact me at (215) 963-5037 with any questions or comments.

Very truly yours,

/s/ Timothy W. Levin
Timothy W. Levin